April 4, 2008
Rebecca A. Marquigny
Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Room 5206
Washington D.C. 20549

Re:	Principal Life Insurance Company Variable Life Separate Account
Response to Written Comments dated February 8, 2008; Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 filed February 8, 2008
File Nos. 333- 146896 & 811-05118
Response to Oral Comments
Dear Ms. Marquigny:
Thank you for your time and attention during our telephone conference on March 5, 2008. This letter is in response to the Staff’s comments you provided during that conversation regarding the above referenced Pre-effective Amendment to Registrant’s Registration Statement on Form N-6 as filed on February 8, 2008 (the “Pre-effective Amendment”) and Registrant’s letter dated February 8, 2009 to the Staff responding to Staff’s letter of December 19, 2007 (the “Response Letter”). In order to facilitate your review of Registrant’s responses, we have set forth below summaries of each of the Staff’s oral comments (in italics) in numerical order immediately followed by Registrant’s response and where appropriate, Registrant’s proposed revised language for the prospectus. All proposed revisions are a blackline comparison to the disclosure contained in the Pre-Effective Amendment. Page numbers references correspond to the courtesy copy of the Pre-Effective Amendment previously provided to the Staff.
RESPONSES TO STAFF COMMENTS
COMMENT 1. Regarding previous comment 1 relative to Adverse Tax Consequences (p. 5), in the event that the Summary contains a statement to the effect that death benefit proceeds typically are not taxable as income to the beneficiary, please state that estate tax may apply to payment of death benefit proceeds.

RESPONSE:	Owing to the fact that the Summary in Registrant’s registration statement, as amended, is silent regarding taxation of death benefit proceeds, Registrant respectfully declines to add a statement that estate tax may apply to payment of death benefit proceeds.

Ms. Rebecca Marquigny
April 4, 2008

COMMENT 2. Regarding previous comment 3 relative to the Fee Tables generally (pp. 7-9), for all entries presenting charges for a representative insured, please include the required footnote disclosure per General Instruction 3(b) and 3(b)(i) to Item 3.
Also, regarding previous comment 3 relative to the Annual Underlying Mutual Fund Operating Expenses Table (p. 9), please revise the introductory language to the Table to conform with the preamble language appropriate to that table per the example offered in Item 3 of Form N-6.

RESPONSE:	Registrant will revise the Surrender Charge entry of Transaction Fee table to reference the following new footnote disclosure to the Transaction Fee table:
“(1)	This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.”
Registrant will revise the Cost of Insurance, Monthly Policy Issue Charge, Accidental Death Benefit Rider, Waiver of Monthly Policy Charges Rider, Waiver of Specified Premium Rider entries of the Periodic Charge table to reference the following new footnote disclosure to the Periodic Charge table:
“(2)	This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. You may obtain more information about the charge that would apply to you by contacting your financial representative for a personalized illustration.”
Registrant will revise the introductory paragraph to the Annual Underlying Mutual Fund Operating Expenses Table as requested to read as follows:
“The following table shows the minimum and maximum fees and total operating expenses charged by any of the underlying mutual funds that you may pay periodically during the time that you own the Policy. More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.”

Ms. Rebecca Marquigny
April 4, 2008

COMMENT 3. In regards to Charges and Deductions generally (pp.14-17), please identify from which charges, if any, the Registrant expects to profit.

RESPONSE:	The amount of the charges in any policy year may not specifically correspond to the expenses for that year. Registrant expects to recover its total expenses over the life of the policies. Registrant cannot identify any one charge as profit, rather it expects to profit from any of the charges. As such, Registrant will revise the introductory paragraphs of the section titled “CHARGES AND DEDUCTIONS” as follows:
“We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis, while others are deducted at the time a Policy is surrendered or terminated. These charges are intended to cover distribution expenses (commissions paid to registered representatives, printing of prospectuses and advertising), administrative expenses (processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead), and mortality expenses.
The amount of the charges in any policy year may not specifically correspond to the expenses for that year. We expect to recover our total expenses over the life of the Policies. To the extent that the charges do not cover total expenses for a policy year, we bear the loss. Conversely, if the aggregate amount of the charges deducted is more than our costs for a policy year, the excess is profit to the Company.”
COMMENT 4. Regarding Staff’s previous comments 7 and 9 related to Transfer and Transfer fee (p. 15 & 18): Please indicate whether contract owners will be notified should you exercise your right to impose the transfer fee. In addition, please clarify whether the fee would be applied once for multiple transfers requested at the same time or separately to each individual transfer requested.

RESPONSE:	Registrant will revise the transfer narrative to disclose that Registrant does not plan to provide contract owners with advance notice if it exercises its right to impose the transfer fee and to clarify the application of the transfer fee. The revised disclosure of the Transfer fee will be as follows
Revised Disclosure for p. 15:
“Transfer Fee Currently, there is no charge for making an unscheduled division transfer. However, wWe reserve the right to impose a transfer fee in the future of

Ms. Rebecca Marquigny
April 4, 2008

up to $25 on each unscheduled division transfer after the first unscheduled division transfer in a policy year. Policyowners will not be provided prior notice if we begin imposing the transfer fee; however, if imposed, the transfer fee will apply to all policyowners in a non-discriminatory fashion.
For purposes of applying the transfer fee for unscheduled division transfers, we will count all unscheduled division transfers that occur on any one valuation period as one transfer. However, allocations of premium payments will not be counted as unscheduled division transfers.”
Revised Disclosure for p. 18:
“Policy Limitations
Division Transfers
***
Unscheduled Transfers. You may make unscheduled transfers from a division to another division or to the fixed account. The minimum transfer amount is the lesser of $100 or the value of your division.
We reserve the right to impose a transfer fee on each unscheduled transfer after the first unscheduled transfer in a policy year. For purposes of applying the transfer fee for unscheduled division transfers, we will count all unscheduled division transfers that occur on any one valuation period as one transfer. However, allocations of premium payments will not be counted as unscheduled division transfers.”
COMMENT 5. Regarding Staff’s previous comment 11 related to The Contract (p. 17), in the revised paragraph, please disclose what, if any, significant variations from the information disclosed in the prospectus exist, including where the reader could find the disclosure of the variations (i.e., in an appendix).

RESPONSE:	Registrant will delete the word “significant” from the referenced paragraph, as there are no significant variations from the information disclosed in the paragraph; the variations reflect individual state insurance law requirements.
COMMENT 6. Regarding Staff’s previous comments 13 related to Optional Insurance Benefits generally (pp. 22-24), include a representation in your response letter indicating that the optional rider benefits available with the policy are incidental insurance benefits under Rules 6e-2 and/or 6e-3(T). Alternatively, if Registrant cannot make this representation, for each optional rider benefit, please provide the disclosure requested by Staff’s previous comment 13.

RESPONSE:	Registrant represents that all optional rider benefits available with the Policy are incidental insurance benefits, as that term is defined in Rule 6e-3(T), and do not have discrete cash values that may vary in amount in accordance with the investment experience of the separate account.

Ms. Rebecca Marquigny
April 4, 2008

COMMENT 7. Regarding Staff’s previous comments 3 and 13 related to Optional Insurance Benefits generally (pp. 22-24), for optional benefits with charges that vary based on personal characteristics, please include narrative disclosure per General Instruction 3(b) and 3(b)(i) to Item 3.

RESPONSE:	Charges for the following optional insurance benefits vary based on personal characteristics: Accidental Death Benefit Rider, Waiver of Monthly Policy Charges Rider and Waiver of Specified Premium Rider.
Registrant will revise the narrative description of the Accidental Death Benefit Rider to include the requested disclosure as follows:
“Accidental Death Benefit Rider
This rider provides you an additional death benefit for a fixed amount you determine, but no greater than the face amount, if the insured’s death is caused by accidental means. You may elect the rider at the time of application, or you may add this rider after issue subject to our then current underwriting guidelines. There is a charge for this rider and the charge varies based on the attained age, risk classification and gender of the insured. You may obtain more information about the charge that would apply to you by contacting your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.”
Registrant will revise the narrative description of the Waiver of Monthly Policy Charges Rider to include the requested disclosure as follows:
“Waiver of Monthly Policy Charges Rider
This rider pays the monthly policy charges of the Policy if the insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. Our approval, under our then current underwriting guidelines, is required to add this rider. The rider may be added at any time that the insured’s attained age is not greater than 59. There is a charge for this rider and the charge varies based on the attained age, risk classification and gender of the insured. You may obtain more information about the charge that would apply to you by contacting your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.”
Registrant will revise the narrative description of the Waiver of Specified Premium Rider to include the requested disclosure as follows:
“Waiver of Specified Premium Rider
This rider pays the planned periodic premium on the Policy if the insured becomes disabled (as described in the rider) and loses his/her ability to earn an income. Our approval, under our then current underwriting

Ms. Rebecca Marquigny
April 4, 2008

guidelines, is required to add this rider. The rider may be added at anytime that the insured’s attained age is not greater than 59. There is a charge for this rider and the charge varies based on the attained age, risk classification and gender of the insured. You may obtain more information about the charge that would apply to you by contacting your registered representative or by phoning 1-800-247-9988 and requesting a personalized illustration.”
COMMENT 8. Regarding Staff’s previous comments 5(e) and 14 relative to the Accelerated Benefits Rider (p. 8), please consider adding narrative description of that charge to the discussion of the rider (p. 20-21).

RESPONSE:	Registrant has considered the Staff’s request and will revise the narrative description of the rider as follows:
“Accelerated Benefits Rider
If the Death Benefit Advance Rider is not available to you, we will automatically add this rider to your Policy at issue. This rider allows you to request an advance of a portion of the death benefit if the insured becomes terminally ill. Up to 75% of the face amount, minus any outstanding loan indebtedness and previously paid accelerated benefit, may be requested, up to a maximum of $1,000,000, provided that the insured has been diagnosed as terminally ill and has a life expectancy of less than 12 months. A lien is placed against the policy value and death proceeds in an amount equal to the death benefit advance plus interest charged during the advance period. Interest charged on the advance will not exceed 5.50% of death proceeds advanced per year. Interest will accrue daily on the advance at the annual interest rate. Accrued interest is added to the death benefit advance on the policy anniversary and will bear interest at the same rate charged for a policy loan. The death proceeds payable upon the death of the insured will be reduced by the amount of the lien. In addition, we may, in the future charge an administrative fee for each death benefit advance. Receipt of a death benefit advance may be taxable. Before you make a claim for a death benefit advance, you should seek assistance from your personal tax advisor.”
In addition, Registrant will revise the narrative description of the Death Benefit Advance Rider as set forth below to correspond with the changes to the Accelerated Benefits Rider:
“Death Benefit Advance Rider

Ms. Rebecca Marquigny
April 4, 2008

This rider allows you to receive an advance of a portion of the death benefit if the insured is diagnosed with a terminal illness or catastrophic health condition (as defined in the rider) or is permanently confined to a nursing home. Subject to state availability, this rider is added automatically to all Policies issued with a risk classification of standard or better and not part of a special underwriting program. The maximum amount available is based on the death benefit as of the date the claim is approved. A lien is placed against the policy value and death proceeds in an amount equal to the death benefit advance plus interest charged during the advance period. Interest charged on the advance will not exceed 18% of death proceeds advanced per year. Interest will accrue daily on the advance at the annual interest rate. Accrued interest is added to the death benefit advance on the policy anniversary and will bear interest at the same rate charged for a policy loan. The death proceeds payable upon the death of the insured will be reduced by any loan indebtedness and (the lien). In addition, we may, in the future, charge an administrative fee for each death benefit advance. Receipt of a death benefit advance may be taxable. Before you make a claim for a death benefit advance, you should seek assistance from your personal tax advisor.”
COMMENT 9. Regarding Staff’s previous comment 16 related to Death Benefit Advance Rider (p. 21), please advise why advances under this rider cannot be treated as a policy loan.

RESPONSE:	State insurance regulations and policy language define a policy loan. Similarly, state insurance regulations and policy language define acceleration of death benefit. The two are treated differently by state insurance laws.
Policy loan provisions, as prescribed by state regulation, allow a client to access policy value for a defined ongoing interest charge. Typically, the policy is assigned as security for the loan.  In order to keep the policy active, loans, plus interest, are not allowed to be larger than the policy value. If the insured dies and there is an outstanding loan amount, the loan amount plus accrued interest is deducted from the death proceeds. Typically, policy loans are not taxable unless the policy is a modified endowment contract or if the Policy terminates with an outstanding loan balance.
Policy acceleration of death benefit provisions, as prescribed by state regulation, allow the client to access more than the policy’s current accumulated value, up to a specified percentage of the total face amount, upon the occurrence of certain qualifying events. Qualifying events include terminal illness, extraordinary medical events, and continuous confinement in an eligible institution. The amount of the acceleration of the total face amount, plus applicable interest, is

Ms. Rebecca Marquigny
April 4, 2008

deducted from the death proceeds upon death of the insured. In the event that the accelerated amount, plus interest charged, equals the total face amount, no more interest is accrued and the policy remains active until death of the insured. It is unclear whether receipt of an acceleration of a death benefit is taxable.
COMMENT 10. Regarding Staff’s previous comment 18 related to Life Paid-Up Rider Overloan Protection) (p. 22), please revise the description of this rider to disclosure the effect to other riders when a Policy is converted to paid-up life insurance under the rider.

RESPONSE:	Registrant will revise the third paragraph of the Life Paid-Up Rider disclosure as follows:
“Once the rider benefit begins:
•	all values in the divisions are immediately transferred to the fixed account where they will earn interest.

•	no further monthly policy charges are deducted for the remaining paid-up death benefit.

•	no premium payments, face amount adjustments, partial surrenders or loans are allowed.

•	if death benefit option 2 or 3 is in effect, your death benefit option will change to option 1 and you may no longer change the death benefit option.

•	your loan indebtedness remains and interest will continue to accrue on the loan indebtedness. However, loan payments can be submitted.

•	all optional riders, except the extended coverage rider, will automatically be terminated.
There is a one-time charge taken from the policy value on the date the rider benefit begins. The rider may be elected at any time prior to the maturity date.”
COMMENT 11. Regarding Staff’s previous comment 19 related to Surrender Charge Adjustment Rider (p. 24), please state that the rider charge is independent of the standard sales charge applicable to all contracts.

RESPONSE:	Registrant will revise the narrative disclosure regarding the surrender charge adjustment rider to state the rider charge is independent of the standard sales charge applicable to all Policies as follows:
“Surrender Charge Adjustment Rider
This rider provides for a waiver of a portion of the surrender charges for a limited time. If you fully surrender your Policy within the first four policy years, we will adjust the amount of surrender charge we collect. The rider is only available for Policies issued for business cases and certain trust-owned Policies, subject to our then current underwriting guidelines. The

Ms. Rebecca Marquigny
April 4, 2008

rider may not be added after the Policy has been issued. If the Policy is issued with the rider, an additional sales charge (independent of the sales charge applicable to all Policies) is imposed in the first policy year.”
COMMENT 12. Regarding Staff’s previous comments 7(b) and 23 related to the death benefit guarantee premium requirement (pp. 9 & 25), please disclose where to find the premium rates for the death benefit guarantee premium requirement either in the Glossary definition or the narrative discussion of the death benefit guarantee premium requirement.

RESPONSE:	Registrant calls the Staff’s attention to the section titled “PREMIUMS – Premiums Affecting Guarantee Provisions, Death Benefit Guarantee”, which includes the requested disclosure in the last paragraph in that section. To wit,
“The death benefit guarantee premium rate is per $1,000 of face amount and may vary by issue age, risk classification, gender* and tobacco status. The death benefit guarantee premium is shown on your Policy.
* For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit      plans, the premiums are not based on the gender of the insured.”
COMMENT 13. Regarding Staff’s previous comment 25 related to Benefit Instructions (p. 28), please indicate when a beneficiary has to select a death benefit payment option before the default option becomes operative.

RESPONSE:	Registrant will revise the 2nd and 3rd paragraphs of the section titled “DEATH BENEFITS AND POLICY VALUES – Death Proceeds” as follows:
“Payment of the death proceeds will be made within seven business days of receipt of the required documentation. We pay death proceeds first to the assignee, if any, in a lump sum. We pay the remainder to your named beneficiary(ies), as described below. If no beneficiary(ies) survives the insured, we will pay the death proceeds to the owner or the owner’s estate unless you have given us written notice otherwise.
We will pay death proceeds according to the benefit payment option (shown below) that you have chosen. If you do not select a benefit payment option, your named beneficiary(ies) may each choose to receive payment in a lump sum or according to a benefit payment option. If your beneficiary(ies) doeses not choose a benefit payment option, we will pay the death proceeds in a lump sum.”
COMMENT 14. With regard to face amount decreases, please advise how a face amount decrease impacts the no lapse guarantee premium requirement and surrender charges. Specifically, please explain why the no lapse guarantee premium requirement does not decrease as a result of a face amount decrease.

Ms. Rebecca Marquigny
April 4, 2008

RESPONSE:	Life insurance policies are, by their very nature, intended to be held long-term. Life insurance companies incur their greatest expenses in the first policy year and it takes several years before those expenses are recovered. It is common with variable life (VL) products to apply surrender charges within the policy’s first 10 to 15 years. Surrender charges are intended to protect insurers against the risk of economic loss due to a policy owner’s early policy termination. Without the protection of surrender charges, other policy charges would need to be much higher and policy holders holding for the long-term would bear the cost of other owners’ early surrenders.
It is common for VL policies to take into account surrender charges when determining whether there is enough cash value to pay monthly policy charges.  Typically, a VL policy is at risk of terminating when the net surrender value (policy value less loan indebtedness less surrender charges) is not sufficient to cover the monthly policy charge.  The intent of a No-Lapse Guarantee Premium is to keep the policy in force during the early policy years when surrender charges are the highest.  It is not uncommon in the early policy years, for the net surrender value to be zero or insufficient to cover monthly policy charges.  Therefore, the No-Lapse Guarantee protects a policy owner against policy termination in the early policy years due to insufficient net surrender value.   We set the No-Lapse Guarantee Premium such that, under reasonable investment assumptions, the policy will have positive net surrender value at the end of the No-Lapse Guarantee period.
A face amount decrease typically does not cause a reduction in surrender charges because surrender charges reflect the heavy expenses incurred by the insurer at the time of sale and during the period prior to the face amount decrease. Because surrender charges do not reduce upon a face decrease, the No-Lapse Guarantee Premium also is not reduced.  This helps the policy owner to avoid early termination of the policy and, under reasonable investment assumptions, have positive net surrender value at the end of the No-Lapse Guarantee period.
COMMENT 15. Regarding Staff’s previous comment 32 related to Scheduled Loans (pp. 36-37), please clarify from where loan amounts are withdrawn.

RESPONSE:	Registrant will revise the first paragraph of the section titled “LOANS – Loan Account, Scheduled Loans” as follows:
“After the first policy year, scheduled policy loans are available on any monthly date if you have withdrawn, through partial surrenders, an amount equal to or exceeding total premiums paid. A scheduled loan is the equivalent of a scheduled withdrawal of earnings following the withdrawal of all premiums paid. Scheduled loans may occur on a monthly, quarterly, semiannual or annual basis (based on the policy year).

Ms. Rebecca Marquigny
April 4, 2008

The loan amount is withdrawn from your divisions in the same proportion as the most recent monthly policy charge.”
COMMENT 16. Regarding Staff’s previous comment 34 related to Frequent Trading and Market Timing (p. 43), with respect to the Short-Term Trading policy, please clarify that an underlying fund may restrict exchanges to the extent that the contract owner tries to exchange into the fund and that you will honor those restrictions in the manner indicated.

RESPONSE:	Registrant will revise the 2nd to last paragraph of the section titled “GENERAL PROVISIONS – Frequent Trading and Market Timing (Abusive Trading Practices)” as follows:
We will support the underlying mutual funds’ right to accept, reject or restrict, without prior written notice, any transfer requests into a fund.
COMMENT 17. Regarding Staff’s previous comment 38 related to Item 26(m) (Part C), for the sample calculations provided, please add narrative disclosure following the specific requirements described in Item 26(m) of Form N-6. In particular, please attend to the second and third sentences of the Item description.

RESPONSE:	Registrant will revise its sample calculation as set forth in Attachment A and will file Attachment A as exhibit 99.M to Pre-Effective Amendment No. 2 to the Registration Statement.
COMMENT 18. Regarding Staff’s previous comment 39 related to Item 28 (Part C), please include a revised Item 28 of Part C of Form N-6 that is legible on EDGAR.

RESPONSE:	Registrant will revise Item 28 of Part C to incorporate by reference the organization chart included in Item 28 of Part C of Form N-6 for product filing number 333-149215, filed with the SEC on February 13, 2008.
The revised disclosure:
“The Registrant is a separate account of Principal Life Insurance Company (the “Depositor”) and is operated as a unit investment trust. Registrant supports benefits payable under Depositor’s variable life insurance policies by investing assets allocated to various investment options in shares of Principal Variable Contracts Fund, Inc. and other mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies of the “series” type. No person is directly or indirectly controlled by the Registrant.
The Depositor is wholly owned by Principal Financial Services, Inc. Principal Financial Services, Inc. (an Iowa corporation) is an intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code. In turn, Principal Financial Services, Inc. is a wholly owned subsidiary of Principal Financial

Ms. Rebecca Marquigny
April 4, 2008

Group, Inc., a publicly traded company. The organization chart of the Depositor is incorporated by reference to the Registration Statement on Form N-6 of the Registrant, File No. 333-149215, filed February 13, 2008.
None of the companies listed in such organization chart is a subsidiary of the Registrant; therefore, only the separate financial statements of Registrant and the consolidated financial statements of Depositor are being filed with this registration statement”
ADDITIONAL CHANGES AND UPDATES PROPOSED BY THE REGISTRANT
Registrant would like to direct the Staff’s attention to the following additional updates and changes proposed for Pre-Effective Amendment No. 2 to the Registration Statement:
•	Registrant will delete the “NOTE” paragraph from the section titled “SUMMARY: BENEFITS AND RISKS – Policy Risks, Risks of Poor Performance. Registrant indicated that this paragraph would be deleted in the Response Letter, but inadvertently left the disclosure in Pre-Effective Amendment No. 1.
•	Registrant will revise the first paragraph of the section titled “DEATH BENEFITS AND POLICY VALUES – Adjustment Options, Face Amount Decrease” to include limitations on face amount decreases in policy years two through five. These limitations were disclosed in SUMMARY: BENEFITS AND RISKS but were inadvertently left out of the body of the prospectus. The revised disclosure will be as follows:
“On or after the first policy anniversary, you may request a decrease in the face amount. No transaction fee is imposed on decreases in the face amount. A decrease in face amount lowers the cost of insurance charges but does not reduce surrender charges or the no-lapse guarantee premium requirement. A face amount decrease is requested as follows:
•	the request must be made on an adjustment application;

•	the adjustment application must be signed by the owner(s);

•	the Policy is not in a grace period;

•	monthly policy charges are not being waived under a waiver rider;

•	the decrease is at least the minimum amount as determined by our underwriting guidelines in place at the time of your request;

•	the decrease may not reduce the face amount below $100,000;

•	cumulative face amount decreases in policy years two through five cannot exceed 35% of the initial face amount; and

•	unless you direct otherwise, if there have been previous increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis.”
•	Registrant will revise the “TABLE OF SEPARATE ACCOUNT DIVISIONS” to include all known name changes to underlying mutual funds, fund advisor and sub-advisor

Ms. Rebecca Marquigny
April 4, 2008

changes and name changes. Please note that no additional funds are being added to the product.
If you have any questions or comments regarding this filing, please direct them to the undersigned. Thank you for your assistance in this filing.
Sincerely,
/s/ Amy R. Piepmeier
Amy R. Piepmeier
Attorney
Principal Financial Group
711 High Street, S-006-N11
Des Moines, Iowa 50392-0300
(515) 283-9998 (direct)
(866) 496-6527 (fax)
Piepmeier.amy@principal.com

Ms. Rebecca Marquigny
April 4, 2008

ATTACHMENT A TO REGISTRANT’S REPSONSE LETTER DATED APRIL 4, 2008
RE: PRODUCT FILING NO. 333- 146896

Principal Financial Group
VARIABLE UNIVERSAL LIFE INSURANCE II POLICY
ILLUSTRATION SAMPLE CALCULATION – DEATH BENFIT OPTION 1
ILLUSTRATED INSURED
Male, Age 40, Preferred Non-Tobacco
Initial Face Amount: 250,000
Death Benefit Option 1
$3,250 paid annually on the policy anniversary
Hypothetical Gross Annual Investment Return: 6.00%
Current Cost of Insurance Rates
POLICY VALUE
Policy Value = (Beginning Policy Value + Net Premium — Monthly Policy Charge) x (Net Investment Factor)
DERIVATION OF NET RATE OF RETURN FROM GROSS RATE OF RETURN
Net Rate of Return = (6.00% — 0.90%) = 5.10%
Assumed Annual Underlying Mutual Fund Operating Expense = 0.90%
The Annual Underlying Mutual Fund Operating Expense reflected in the illustrations assumes that the Policy Value is allocated equally among all investment options and is an arithmetic average of total gross fund expenses charged by each of the available funds during the most recent calendar year.
DERIVATION OF NET PREMIUM FROM GROSS PREMIUM
Net Premium = Gross Premium — Premium Expense Charge
Premium Expense Charge = Sales Charge + Taxes
For Policy Year 5:
Premium Expense Charge = (3.00% + 3.25%) x Premium Paid up to Target Premium) + (2.00% +3.25%) x Premium Paid in excess of Target Premium
Target Premium = $3,302.50
Premium Expense Charge = (6.25% x $3,250) + (5.25% x 0) = $203.13
Net Premium = $3,250.00 — $203.13 = $3,046.87
HOW THE PERIODIC DEDUCTION FOR COST OF INSURANCE AND OTHER MONTHLY POLICY CHARGES ARE MADE

Ms. Rebecca Marquigny
April 4, 2008

For Policy /Year 5, Month 1:
Policy Value at end of Year 4, Month 12 = $9,791.96
Monthly Policy Charge = Administrative Charge + Asset Based Charge + Policy Issue Charge + Cost of Insurance Charge
Administrative Charge = $10.00
Asset Based Charge = Monthly Asset Based Charge Rate x Policy Value
Monthly Asset Based Charge Rate = (1.007^(1/12)-1) = 0.0581%
Asset Based Charge = 0.0581% x $9,791.96 = $5.69
The Policy Value used to determine the Asset Based Charge is before applying any net premium.
Policy Issue Charge = Monthly Policy Issue Charge Rate x ( Face Amount / 1000 )
Policy Issue Charge = 0.12625 x (250,000 / 1000 ) = $31.56
Cost of Insurance Charge = Net Amount at Risk x Monthly Cost Of Insurance rate per Thousand /1,000
Net Amount at Risk = Death Benefit/(1.00246627) — Policy Value
Policy Value = End of Year 4 Policy Value + Net Premium
Policy Value = $9,791.96 + $3,046.87 = $12,838.83
Net Amount at Risk = $250,000/(1.00246627) – $12,838.83 = $236,546.11
Cost of Insurance Charge = $236,546.11 x 0.14000 / 1,000 = 33.12
The Policy Value used to determine the Net Amount at Risk is after applying any net premium.
Monthly Policy Charge = $10.00 + $5.69 + $31.56 + $33.12= $80.37
Policy Value after Monthly Policy Charge = Beginning Policy Value + Net Premium — Monthly Policy Charge = $9,791.96 + $3,046.87 — $80.37 = $12,758.46
HOW NET INVESTMENT EARNINGS ARE DETERMINED
The net investment factor is equal to A divided by B, where:
A is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the valuation period; and

B is the net asset value of the underlying Mutual Fund shares held by that Division at the beginning of the valuation period.
In the illustrations, a hypothetical monthly net investment factor is determined that is equivalent to 5.10% net annual effective rate of return.
Hypothetical Monthly Net Investment Factor = (1+ .051) ^ (1/12) = 1.0041538

Ms. Rebecca Marquigny
April 4, 2008

This hypothetical monthly net investment factor is applied to the Policy Value after the Monthly Policy Charge to determine the end of month Policy Value.
For Policy Year 5, Month 1
End of Month Policy Value = $12,758.46 x 1.0041538 = $12,811.46
Monthly Investment Earnings = End of Month Policy Value — Policy Value after Monthly Policy Charge
Monthly Investment Earnings = $12,811.46 — $12,758.46 = $53.00
DETERMINATION OF END OF YEAR POLICY VALUE
Each month, the monthly deduction amount is deducted from the Policy Value and the monthly investment earnings are added to the policy value. The end of month twelve Policy Value is the end of the year Policy Value. Please see below:

		PREMIUM
POLICY	POLICY	GROSS	PREMIUM	POLICY ISSUE	ADMINISTRATIVE
YEAR	MONTH	PREMIUM	EXPENSE	CHARGE	CHARGE
4	12
5	1	3,250.00	(203.13)	(31.56)	(10.00)
5	2	0.00	0.00	(31.56)	(10.00)
5	3	0.00	0.00	(31.56)	(10.00)
5	4	0.00	0.00	(31.56)	(10.00)
5	5	0.00	0.00	(31.56)	(10.00)
5	6	0.00	0.00	(31.56)	(10.00)
5	7	0.00	0.00	(31.56)	(10.00)
5	8	0.00	0.00	(31.56)	(10.00)
5	9	0.00	0.00	(31.56)	(10.00)
5	10	0.00	0.00	(31.56)	(10.00)
5	11	0.00	0.00	(31.56)	(10.00)
5	12	0.00	0.00	(31.56)	(10.00)

			END OF
	ASSET		MONTH
POLICY	BASED	COI	INVESTMENT	POLICY
YEAR	CHARGE	CHARGE	EARNINGS	VALUE
4				9,791.96
5	(5.69)	(33.12)	53.00	12,811.46
5	(7.44)	(33.12)	52.87	12,782.21
5	(7.43)	(33.12)	52.75	12,752.85
5	(7.41)	(33.13)	52.63	12,723.38
5	(7.39)	(33.13)	52.51	12,693.81
5	(7.38)	(33.14)	52.39	12,664.12
5	(7.36)	(33.14)	52.26	12,634.32
5	(7.34)	(33.15)	52.14	12,604.41

Ms. Rebecca Marquigny
April 4, 2008

			END OF
	ASSET		MONTH
POLICY	BASED	COI	INVESTMENT	POLICY
YEAR	CHARGE	CHARGE	EARNINGS	VALUE
5	(7.32)	(33.15)	52.02	12,574.40
5	(7.31)	(33.15)	51.89	12,544.27
5	(7.29)	(33.16)	51.77	12,514.03
5	(7.27)	(33.16)	51.64	12,483.68
SURRENDER VALUE
Surrender Value = Policy Value — Surrender Charge
Surrender Charges are calculated as:
•	[(Face Amount)/1,000] x (Surrender Charge Factor Per $1,000 Face Amount) x (Surrender Charge Percentage)
-	The Surrender Charge Factor for a Male, Issue age 40 is $15.81

-	The Surrender Charge Percentage for a Male Nonsmoker, Issue age 40, Policy Year 5 is 94.3%

-	Surrender Charge in Policy Year 5 = [(250,000) / (1,000)] x (15.81) x (94.3%) = $3,727.21
Surrender Value, End of Year 5 = $12,483.68 — $3,727.21 = $8,756.47
HOW THE CALCULATIONS VARY FOR OTHER POLICY YEARS
The Premium Expense Charge varies by the amount of the Premium.
The Administrative Charge is $25.00 per month in the first policy year and $10.00 per month in years 2 and later
The Asset Based Charge is 0.70% of Policy Value in years 1-10, and 0.00% of Policy Value in years 11 and later.
The Monthly Policy Issue Charge is 0.12625 per thousand of Face Amount in years 1-15, and 0 in year 16 and later.
The Monthly COI Rates vary by attained age.
All of the charges above are current charges. They may be changed in the future but may not exceed the guaranteed maximum.
Surrender Value
•	Surrender Charge Percentage varies by Policy Year

•	Surrender Charge Percentage is zero in years 15 and later

•	Surrender Charge Percentages for the illustrated policy in other years follow this schedule:

Ms. Rebecca Marquigny
April 4, 2008

Surrender Charge
Policy Year	Percentage
1	100%
2	98.6%
3	97.2%
4	95.7%
5	94.3%
6	85.4%
7	76.5%
8	67.7%
9	58.8%
10	50.0%
11	40.0%
12	30.0%
13	20.0%
14	10.0%
15+	0.0%

Ms. Rebecca Marquigny
April 4, 2008

Principal Financial Group
VARIABLE UNIVERSAL LIFE INSURANCE II POLICY
ILLUSTRATION SAMPLE CALCULATION – DEATH BENFIT OPTION 2
ILLUSTRATED INSURED
Male, Age 40, Preferred Non-Tobacco
Initial Face Amount: 250,000
Death Benefit Option 2
$3,250 paid annually on the policy anniversary
Hypothetical Gross Annual Investment Return: 6.00%
Current Cost of Insurance Rates
POLICY VALUE

Policy Value = (Beginning Policy Value + Net Premium — Monthly Policy Charge) x (Net Investment Factor)
DERIVATION OF NET RATE OF RETURN FROM GROSS RATE OF RETURN

Net Rate of Return = (6.00% — 0.90%) = 5.10%
Assumed Annual Underlying Mutual Fund Operating Expense = 0.90%
The Annual Underlying Mutual Fund Operating Expense reflected in the illustrations assumes that the Policy Value is allocated equally among all investment options and is an arithmetic average of total gross fund expenses charged by each of the available funds during the most recent calendar year.
DERIVATION OF NET PREMIUM FROM GROSS PREMIUM

Net Premium = Gross Premium — Premium Expense Charge
Premium Expense Charge = Sales Charge + Taxes
For Policy Year 5:
Premium Expense Charge = (3.00% + 3.25%) x Premium Paid up to Target Premium) + (2.00% +3.25%) x Premium Paid in excess of Target Premium
Target Premium = $3,302.50
Premium Expense Charge = (6.25% x $3,250) + (5.25% x 0) = $203.13
Net Premium = $3,250.00 — $203.13 = $3,046.87
HOW THE PERIODIC DEDUCTION FOR COST OF INSURANCE AND OTHER MONTHLY POLICY CHARGES ARE MADE

For Policy /Year 5, Month 1:
Policy Value at end of Year 4, Month 12 = $9,754.96

Ms. Rebecca Marquigny
April 4, 2008

Monthly Policy Charge = Administrative Charge + Asset Based Charge + Policy Issue Charge + Cost of Insurance Charge
Administrative Charge = $10.00
Asset Based Charge = Monthly Asset Based Charge Rate x Policy Value
Monthly Asset Based Charge Rate = (1.007^(1/12)-1) = 0.0581%
Asset Based Charge = 0.0581% x $9,754.96 = $5.67
The Policy Value used to determine the Asset Based Charge is before applying any net premium.
Policy Issue Charge = Monthly Policy Issue Charge Rate x ( Face Amount / 1000 ) Policy Issue Charge = 0.12625 x (250,000 / 1000 ) = $31.56
Cost of Insurance Charge = Net Amount at Risk x Monthly Cost Of Insurance rate per Thousand /1,000
Net Amount at Risk = Death Benefit/(1.00246627) — Policy Value
Death Benefit = Face Amount + Policy Value
Policy Value = End of Year 4 Policy Value + Net Premium
Policy Value = $9,754.96 + $3,046.87 = $12,801.83
Death Benefit = $250,000 + $12,801.83 = $262,801.83
Net Amount at Risk = $262,801.83/(1.00246627) – $12,801.83 = $249,353.45
Cost of Insurance Charge = $249,353.45 x 0.14000 / 1,000 = 34.91
The Policy Value used to determine the Net Amount at Risk is after applying any net premium.
Monthly Policy Charge = $10.00 + $5.67 + $31.56 + $34.91= $82.14
Policy Value after Monthly Policy Charge = Beginning Policy Value + Net Premium - Monthly Policy Charge = $9,754.96 + $3,046.87 - $82.14 = $12,719.69
HOW NET INVESTMENT EARNINGS ARE DETERMINED

The net investment factor is equal to A divided by B, where:
A is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the valuation period; and

B is the net asset value of the underlying Mutual Fund shares held by that Division at the beginning of the valuation period.
In the illustrations, a hypothetical monthly net investment factor is determined that is equivalent to 5.10% net annual effective rate of return.
Hypothetical Monthly Net Investment Factor = (1+ .051) ^ (1/12) = 1.0041538
This hypothetical monthly net investment factor is applied to the Policy Value after the Monthly Policy Charge to determine the end of month Policy Value.

Ms. Rebecca Marquigny
April 4, 2008

For Policy Year 5, Month 1
End of Month Policy Value = $12,719.69 x 1.0041538 = $12,772.52
Monthly Investment Earnings = End of Month Policy Value — Policy Value after Monthly Policy Charge
Monthly Investment Earnings = $12,772.52 — $12,719.69 = $52.83
DETERMINATION OF END OF YEAR POLICY VALUE
Each month, the monthly deduction amount is deducted from the Policy Value and the monthly investment earnings are added to the policy value. The end of month twelve Policy Value is the end of the year Policy Value. Please see below:

		PREMIUM
POLICY	POLICY	GROSS	PREMIUM	POLICY ISSUE	ADMINISTRATIVE
YEAR	MONTH	PREMIUM	EXPENSE	CHARGE	CHARGE
4	12
5	1	3,250.00	(203.13)	(31.56)	(10.00)
5	2	0.00	0.00	(31.56)	(10.00)
5	3	0.00	0.00	(31.56)	(10.00)
5	4	0.00	0.00	(31.56)	(10.00)
5	5	0.00	0.00	(31.56)	(10.00)
5	6	0.00	0.00	(31.56)	(10.00)
5	7	0.00	0.00	(31.56)	(10.00)
5	8	0.00	0.00	(31.56)	(10.00)
5	9	0.00	0.00	(31.56)	(10.00)
5	10	0.00	0.00	(31.56)	(10.00)
5	11	0.00	0.00	(31.56)	(10.00)
5	12	0.00	0.00	(31.56)	(10.00)

			END OF
	ASSET		MONTH
POLICY	BASED	COI	INVESTMENT	POLICY
YEAR	CHARGE	CHARGE	EARNINGS	VALUE
4				9,754.96
5	(5.67)	(34.91)	52.83	12,772.52
5	(7.42)	(34.91)	52.71	12,741.34
5	(7.40)	(34.91)	52.58	12,710.05
5	(7.38)	(34.91)	52.45	12,678.65
5	(7.37)	(34.91)	52.32	12,647.13
5	(7.35)	(34.91)	52.19	12,615.50
5	(7.33)	(34.91)	52.05	12,583.75
5	(7.31)	(34.91)	51.92	12,551.89
5	(7.29)	(34.91)	51.79	12,519.92
5	(7.27)	(34.91)	51.66	12,487.84
5	(7.26)	(34.91)	51.52	12,455.63
5	(7.24)	(34.91)	51.39	12,423.31

Ms. Rebecca Marquigny
April 4, 2008

SURRENDER VALUE
Surrender Value = Policy Value — Surrender Charge
Surrender Charges are calculated as:
•	[(Face Amount)/1,000] x (Surrender Charge Factor Per $1,000 Face Amount) x (Surrender Charge Percentage)
-	The Surrender Charge Factor for a Male, Issue age 40 is $15.81

-	The Surrender Charge Percentage for a Male Nonsmoker, Issue age 40, Policy Year 5 is 94.3%

-	Surrender Charge in Policy Year 5 = [(250,000) / (1,000)] x (15.81) x (94.3%) = $3,727.21
Surrender Value, End of Year 5 = $12,423.31 — $3,727.21 = $8,696.10
HOW THE CALCULATIONS VARY FOR OTHER POLICY YEARS
The Premium Expense Charge varies by the amount of the Premium.
The Administrative Charge is $25.00 per month in the first policy year and $10.00 per month in years 2 and later
The Asset Based Charge is 0.70% of Policy Value in years 1-10, and 0.00% of Policy Value in years 11 and later.
The Monthly Policy Issue Charge is 0.12625 per thousand of Face Amount in years 1-15, and 0 in year 16 and later.
The Monthly COI Rates vary by attained age.
All of the charges above are current charges. They may be changed in the future but may not exceed the guaranteed maximum.
Surrender Value
•	Surrender Charge Percentage varies by Policy Year

•	Surrender Charge Percentage is zero in years 15 and later

•	Surrender Charge Percentages for the illustrated policy in other years follow this schedule:

Ms. Rebecca Marquigny
April 4, 2008

Policy Year	Surrender Charge Percentage
1	100%
2	98.6%
3	97.2%
4	95.7%
5	94.3%
6	85.4%
7	76.5%
8	67.7%
9	58.8%
10	50.0%
11	40.0%
12	30.0%
13	20.0%
14	10.0%
15+	0.0%

Ms. Rebecca Marquigny
April 4, 2008

Principal Financial Group
VARIABLE UNIVERSAL LIFE INSURANCE II POLICY
ILLUSTRATION SAMPLE CALCULATION – DEATH BENFIT OPTION 3
ILLUSTRATED INSURED
Male, Age 40, Preferred Non-Tobacco
Initial Face Amount: 250,000
Death Benefit Option 3
$3,250 paid annually on the policy anniversary
Hypothetical Gross Annual Investment Return: 6.00%
Current Cost of Insurance Rates
POLICY VALUE
Policy Value = (Beginning Policy Value + Net Premium — Monthly Policy Charge) x (Net Investment Factor)
DERIVATION OF NET RATE OF RETURN FROM GROSS RATE OF RETURN
Net Rate of Return = (6.00% — 0.90%) = 5.10%
Assumed Annual Underlying Mutual Fund Operating Expense = 0.90%
The Annual Underlying Mutual Fund Operating Expense reflected in the illustrations assumes that the Policy Value is allocated equally among all investment options and is an arithmetic average of total gross fund expenses charged by each of the available funds during the most recent calendar year.
DERIVATION OF NET PREMIUM FROM GROSS PREMIUM
Net Premium = Gross Premium — Premium Expense Charge
Premium Expense Charge = Sales Charge + Taxes
For Policy Year 5:
Premium Expense Charge = (3.00% + 3.25%) x Premium Paid up to Target Premium) + (2.00% +3.25%) x Premium Paid in excess of Target Premium
Target Premium = $3,302.50
Premium Expense Charge = (6.25% x $3,250) + (5.25% x 0) = $203.13
Net Premium = $3,250.00 — $203.13 = $3,046.87
HOW THE PERIODIC DEDUCTION FOR COST OF INSURANCE AND OTHER MONTHLY POLICY CHARGES ARE MADE
For Policy /Year 5, Month 1:
Policy Value at end of Year 4, Month 12 = $9,744.09

Ms. Rebecca Marquigny
April 4, 2008

Monthly Policy Charge = Administrative Charge + Asset Based Charge + Policy Issue Charge + Cost of Insurance Charge
Administrative Charge = $10.00
Asset Based Charge = Monthly Asset Based Charge Rate x Policy Value
Monthly Asset Based Charge Rate = (1.007^(1/12)-1) = 0.0581%
Asset Based Charge = 0.0581% x $9,744.09 = $5.66
The Policy Value used to determine the Asset Based Charge is before applying any net premium.
Policy Issue Charge = Monthly Policy Issue Charge Rate x ( Face Amount / 1000 )
Policy Issue Charge = 0.12625 x (250,000 / 1000 ) = $31.56
Cost of Insurance Charge = Net Amount at Risk x Monthly Cost Of Insurance rate per Thousand /1,000
Net Amount at Risk = Death Benefit/(1.00246627) — Policy Value
Death Benefit = Face Amount + Premiums Paid
Policy Value = End of Year 4 Policy Value + Net Premium
Policy Value = $9,744.09 + $3,046.87 = $12,790.96
Death Benefit = $250,000 + $3,250 x 5 = $266,250
Net Amount at Risk = $266,250/(1.00246627) – $12,790.96 = $252,804.01
Cost of Insurance Charge = $252,804.01 x 0.14000 / 1,000 = 35.39
The Policy Value used to determine the Net Amount at Risk is after applying any net premium.
Monthly Policy Charge = $10.00 + $5.66 + $31.56 + $35.39= $82.61
Policy Value after Monthly Policy Charge = Beginning Policy Value + Net Premium — Monthly Policy Charge = $9,744.09 + $3,046.87 — $82.61 = $12,708.35
HOW NET INVESTMENT EARNINGS ARE DETERMINED
The net investment factor is equal to A divided by B, where:
A	is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the valuation period; and

B	is the net asset value of the underlying Mutual Fund shares held by that Division at the beginning of the valuation period.
In the illustrations, a hypothetical monthly net investment factor is determined that is equivalent to 5.10% net annual effective rate of return.
Hypothetical Monthly Net Investment Factor = (1+ .051) ^ (1/12) = 1.0041538
This hypothetical monthly net investment factor is applied to the Policy Value after the Monthly Policy Charge to determine the end of month Policy Value.

Ms. Rebecca Marquigny
April 4, 2008

For Policy Year 5, Month 1
End of Month Policy Value = $12,708.35 x 1.0041538 = $12,761.14
Monthly Investment Earnings = End of Month Policy Value — Policy Value after Monthly Policy Charge
Monthly Investment Earnings = $12,761.14 — $12,708.35 = $52.79
DETERMINATION OF END OF YEAR POLICY VALUE
Each month, the monthly deduction amount is deducted from the Policy Value and the monthly investment earnings are added to the policy value. The end of month twelve Policy Value is the end of the year Policy Value. Please see below:

		PREMIUM
POLICY	POLICY	GROSS	PREMIUM	POLICY ISSUE	ADMINISTRATIVE
YEAR	MONTH	PREMIUM	EXPENSE	CHARGE	CHARGE
4	12
5	1	3,250.00	(203.13)	(31.56)	(10.00)
5	2	0.00	0.00	(31.56)	(10.00)
5	3	0.00	0.00	(31.56)	(10.00)
5	4	0.00	0.00	(31.56)	(10.00)
5	5	0.00	0.00	(31.56)	(10.00)
5	6	0.00	0.00	(31.56)	(10.00)
5	7	0.00	0.00	(31.56)	(10.00)
5	8	0.00	0.00	(31.56)	(10.00)
5	9	0.00	0.00	(31.56)	(10.00)
5	10	0.00	0.00	(31.56)	(10.00)
5	11	0.00	0.00	(31.56)	(10.00)
5	12	0.00	0.00	(31.56)	(10.00)

			END OF
	ASSET		MONTH
POLICY	BASED	COI	INVESTMENT	POLICY
YEAR	CHARGE	CHARGE	EARNINGS	VALUE
4				9,744.09
5	(5.66)	(35.39)	52.79	12,761.14
5	(7.41)	(35.40)	52.66	12,729.43
5	(7.40)	(35.40)	52.52	12,697.59
5	(7.38)	(35.41)	52.39	12,665.63
5	(7.36)	(35.41)	52.26	12,633.56
5	(7.34)	(35.41)	52.13	12,601.38
5	(7.32)	(35.42)	51.99	12,569.07
5	(7.30)	(35.42)	51.86	12,536.65
5	(7.28)	(35.43)	51.72	12,504.10
5	(7.26)	(35.43)	51.59	12,471.44
5	(7.25)	(35.44)	51.45	12,438.64
5	(7.23)	(35.44)	51.32	12,405.73

Ms. Rebecca Marquigny
April 4, 2008

SURRENDER VALUE
Surrender Value = Policy Value — Surrender Charge
Surrender Charges are calculated as:
•	[(Face Amount)/1,000] x (Surrender Charge Factor Per $1,000 Face Amount) x (Surrender Charge Percentage)
-	The Surrender Charge Factor for a Male, Issue age 40 is $15.81

-	The Surrender Charge Percentage for a Male Nonsmoker, Issue age 40, Policy Year 5 is 94.3%

-	Surrender Charge in Policy Year 5 = [(250,000) / (1,000)] x (15.81) x (94.3%) = $3,727.21
Surrender Value, End of Year 5 = $12,405.73 — $3,727.21 = $8,678.52
HOW THE CALCULATIONS VARY FOR OTHER POLICY YEARS
The Premium Expense Charge varies by the amount of the Premium.
The Administrative Charge is $25.00 per month in the first policy year and $10.00 per month in years 2 and later
The Asset Based Charge is 0.70% of Policy Value in years 1-10, and 0.00% of Policy Value in years 11 and later.
The Monthly Policy Issue Charge is 0.12625 per thousand of Face Amount in years 1-15, and 0 in year 16 and later.
The Monthly COI Rates vary by attained age.
All of the charges above are current charges. They may be changed in the future but may not exceed the guaranteed maximum.
Surrender Value
•	Surrender Charge Percentage varies by Policy Year

•	Surrender Charge Percentage is zero in years 15 and later

•	Surrender Charge Percentages for the illustrated policy in other years follow this schedule:

Ms. Rebecca Marquigny
April 4, 2008

Surrender Charge
Policy Year	Percentage
1	100%
2	98.6%
3	97.2%
4	95.7%
5	94.3%
6	85.4%
7	76.5%
8	67.7%
9	58.8%
10	50.0%
11	40.0%
12	30.0%
13	20.0%
14	10.0%
15+	0.0%